Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

MID-YEAR 2014 EXPLORATION UPDATE: IVR DISCOVERY NEAR MEADOWBANK CONTINUES TO EXPAND; TECHNICAL STUDIES PROGRESS AT MELIADINE AND AKASABA WEST PROJECTS; AND NEW DEEP INTERSECTION AT KITTILA

Toronto (July 30, 2014) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) is pleased to provide an update on its 2014 exploration activities.  Highlights include:

•                  Expansion of IVR discovery in Nunavut — Exploration drilling has expanded the scope of the mineralization at the IVR property, located 50 kilometres northwest of the Meadowbank mine.  A total of 48 drill holes (7,423 metres) have been completed since the program began in 2013. The best intercepts to date include 26.1 grams per tonne (“g/t”) gold (capped) over 4.8 metres, and 27.6 g/t gold (capped) over 3.0 metres estimated true width.  A second phase of drilling (anticipated 20,000 metres) has recently commenced.

•                  Recent drilling at Meliadine expected to further expand the resource base — In the first half of 2014, 118 exploration and conversion drill holes totaling 30,900 metres were completed.  The exploration ramp has been extended by 527 metres.  Recent results are expected to expand gold resources at the Pump, Wesmeg/Normeg and Wolf deposits. Meliadine has the Company’s largest and fastest-growing high-grade complement of reserves plus resources. An updated technical study is expected in late 2014 or early 2015.

•                  Resource conversion drilling completed at Akasaba West — Year to date, 28 drill holes totaling 5,327 metres have been completed.  Significant results include 1.14 g/t gold and 0.56% copper (capped) over 91 metres.  A technical study is evaluating the economics of mining the deposit (which is located less than 30 km from Goldex) and milling the ore at Agnico Eagle’s Abitibi processing facilities.

•                  Kittila drilling extends Suuri zone at depth — A drill hole grading 6.8 g/t gold (uncapped) over 6.4 metres estimated true width indicates that the Suuri zone remains open at depth below 1,340 metres.  Current reserves extend to approximately 1,100 metres depth.  This deeper mineralization will be considered in future expansion studies.

“Although it is still early days, the new IVR discovery and the deep drill hole at Kittila could represent exciting new developments for our northern business platform” said Sean Boyd, President and Chief Executive Officer. “We are highly encouraged by the results at both projects, and we will be working hard to evaluate the upside potential of these discoveries and determine what potential impact they may have on our current operations”, added Mr. Boyd.

IVR Project — 2014 Drilling Expands New Mineralized Zones

Exploration drilling in 2013 and 2014 on the IVR property, which is located approximately 50 kilometres northwest of the Meadowbank mine in Nunavut, has resulted in the discovery of a number of mineralized zones.

The 408-square-kilometre IVR property is located within Inuit Owned Land and 100% interest was acquired in April 2013 subject to a mineral exploration agreement with Nunavut Tunngavik Inc.  The Company ran a program to evaluate the property’s gold potential from July to October 2013 that included ground geophysics (Mag-EM), prospecting, mapping and two campaigns of diamond drilling. Fourteen drill holes were completed in 2013 and another 34 drill holes were drilled in the first half of 2014.  These two campaigns represent a total of 7,423 metres of drilling.

Agnico Eagle’s work has revealed multiple northeast-trending structures with gold-bearing sulphide-rich lenses of mineralization within volcano-sedimentary rocks. Three mineralized corridors were recognized over 400 metres of strike length in 2013. A first phase of shallow drilling (to 100 metres depth) in 2014 has extended the known mineralized corridors and added a fourth one to the south (see the I, V, R and Whale Tail zones on the IVR project map below).  Based on the current information, all structures are open in all directions including at depth.

[IVR Project]

The highest grade results to date at IVR are from two holes at the R zone: IVR14-031 with 26.1 g/t gold over 4.8 metres at 89 metres depth, and hole IVR14-028 with 27.6 g/t gold over 3.0 metres at 58 metres depth. Along the same R zone structure to the southwest are two more intersections: hole IVR13-004 with 6.2 g/t gold over 5.7 metres at 28 metres depth, and hole IVR13-008 with 6.6 g/t gold over 7.2 metres at 72 metres depth and 9.8 g/t gold over 3.5 metres at 92 metres depth.

On the separate Whale Tail structure to the southeast is hole IVR14-015 grading 10.5 g/t gold over 3.5 metres at 43 metres depth. Hole IVR14-044 intersected the I zone structure to the north, grading 8.7 g/t gold over 5.8 metres at 15 metres below surface.  Hole IVR14-039 includes an intercept in the V zone of 3.7 g/t gold over 7.4 metres at 23 metres depth. All intercepts reported for the IVR project show capped grades over estimated true widths, based on a preliminary geological interpretation.

Additional information about these and other drill intersections is included in the table below, while the drill collars are located on the IVR project map.  The drill collar coordinates table can be found in the Appendix section of this news release.

Results from IVR project exploration drilling in 2013 and 2014

Drill hole	Deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**
IVR13-004*	R zone	35.4	42.3	28	5.7	6.20	6.20
and		47.5	52.5	36	4.1	6.05	6.05
IVR13-008*	R zone	95.5	104.2	72	7.2	6.55	6.55
and		124.5	128.7	92	3.5	9.77	9.77
IVR14-015	Whale Tail	60.0	63.6	43	3.5	22.85	10.52
IVR14-017	Whale Tail	88.0	103.0	68	14.5	1.83	1.83
including		91.0	96.0	66	4.8	2.72	2.72
IVR14-028	R zone	74.9	78.2	58	3.0	34.36	27.62
IVR14-031	R zone	15.0	18.0	12	2.9	10.90	10.90
and		120.0	125.0	89	4.8	54.40	26.13
IVR14-037	R zone	96.2	108.5	77	10.8	2.81	2.81
including		101.5	104.7	77	2.8	5.83	5.83
IVR14-039	R zone	27.0	36.3	23	7.4	3.70	3.70
IVR14-044	I zone	17.0	23.0	15	5.8	8.70	8.70

* IVR13 denotes a hole drilled in 2013

**  Holes at IVR use a capping factor of 60 g/t gold.

A second phase of drilling (approximately 20,000 metres) has recently commenced.  Further ground has been acquired through staking, increasing the land position by another 6,279 hectares.

A recent airborne VTEMplus Time-Domain electromagnetic survey covering approximately 10,000 hectares detected a strong magnetic-electromagnetic anomaly stretching over at least 7 kilometres including the current exploration drilling area.  Prospecting and sampling programs have been initiated over the entire area, focusing on targets outlined by the geophysical survey.  In the past week, prospecting has defined a 600-metre-long glacial boulder field, 3.5 kilometres west of the mineralized zones where drilling is currently taking place. The boulders, some of which show visible gold, could have been sourced from the south, within the strong mag-EM anomaly. Drilling is planned to investigate this new sector using a third drill rig.

Greyhound — An Early Stage Project, Close to Meadowbank Infrastructure

In June 2014, Agnico Eagle optioned a new property called Greyhound from Aura Silver Resources Inc. (AUU:TSXV) straddling the road that connects the Meadowbank mine in Nunavut with the community of Baker Lake, about 35 kilometres south of the mine.  Under the terms of the option agreement, Agnico Eagle can acquire an initial 51% interest by making cash payments totaling C$250,000 and completing C$1.75 million in exploration expenditures before May 31, 2017, with an option to increase its interest to 70% by making additional cash payments totaling C$250,000 and completing an additional C$5.0 million in exploration expenditures.

The property is underlain by Archean supracrustal rocks of the Woodburn Lake group.  Previous exploration has outlined gold, silver and base metal mineralization in an area known as Aura Lake.  In July, a program consisting of 1,000 metres of drilling commenced to test three promising target areas on the property.

Meliadine — 2014 Drilling Converts and Extends Known Deposits

Underground development, exploration, technical studies and permitting have continued in the second quarter of 2014 at the 100%-owned Meliadine project near Rankin Inlet, Nunavut. The Meliadine project has the Company’s largest and fastest-growing high-grade complement of reserves plus resources. Probable reserves total 2.8 million ounces of gold (12.0 million tonnes at a grade of 7.4 g/t), while indicated resources are 3.1 million ounces of gold (19.0 million tonnes at 5.1 g/t) and inferred resources are 2.7 million ounces of gold (11.7 million tonnes at 7.2 g/t). For additional information see the Detailed Mineral Reserve and Resource Data in the Company’s February 12, 2014 news release.

Development of the exploration ramp has continued, adding 301 metres length in the second quarter of 2014, for a total of 527 metres of ramp constructed in 2014 to a depth of 168 metres below surface.  The full-year budget is 1,440 metres of ramp development (to a depth of 225 metres below surface).  Construction of the ventilation raise collar on surface has been completed; excavation of the Level 135-to-Surface ventilation raise using the Alimak has started, with 63 metres completed in the quarter.

Three drill rigs have been active on the surface drill program, which began in late February. To the end of June, the rigs completed 118 holes (30,900 metres) of conversion drilling (Wesmeg/Normeg and Tiriganiaq zones) and exploration drilling (Pump, Discovery, Wolf zones). The drilling program for this year is expected to be completed by the end of July. These results will be incorporated into a new mineral reserve and resource estimate, which will be used in the updated technical report.

The conversion drilling has confirmed the grade and width of the near-surface portion of the Wesmeg/Normeg deposits. Some of the best recent intercepts are shown in the table below, including hole M14-2226 with 12.5 g/t gold (capped) over 5.3 metres (estimated true width) at 50 metres depth. Also refer to the Meliadine project geology map for drill collar locations and the longitudinal section of the Wesmeg/Normeg deposit.

[Meliadine Project - Geology Map]

[Meliadine Project - Wesmeg/Normeg Deposit - Composite Longitudinal Section]

Results from Meliadine project Wesmeg/Normeg conversion drilling in 2014

Drill hole	Deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
M14-2226	Wesmeg	65.3	70.7	50	5.3	12.51	12.51
M14-2249	Normeg	67.5	70.7	55	3.1	8.69	6.16
and	Normeg	197.8	204.8	154	7.0	7.70	7.70
M14-2269	Wesmeg	236.2	242.4	179	5.8	11.10	10.07

*  Capping at Wesmeg and Normeg ranges from 15 g/t to 60 g/t gold.

Significant new gold mineralization was discovered in the Pump zone, showing its potential to host additional high-grade resources, including hole M14-2220 that yielded 19.8 g/t gold (capped) over 5.2 metres (estimated true width) at 12 metres depth. A resumption of exploration at the Wolf deposit yielded positive results including an 11.0-metre-long intercept (estimated true width) grading 8.4 g/t gold (capped) at 228 metres depth (hole M14-2292). The best intercepts from these two deposits are shown in the table below. Also refer to the Meliadine project geology map for drill collar locations and the longitudinal sections of the Pump and Wolf deposits.

[Meliadine Project - Pump Deposit - Composite Longitudinal Section]

[Meliadine Project - Wolf Deposit - Composite Longitudinal Section]

Results from Meliadine project Pump and Wolf exploration drilling in 2014

Drill hole	Deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)
M14-2220	Pump	11.1	17.0	12	5.2	22.39	19.77	*
and	Pump	20.0	25.5	20	5.0	8.29	8.29
M14-2229	Pump	60.0	65.7	47	5.4	25.26	18.91	**
M14-2244	Pump	476.9	480.0	427	3.1	11.51	11.51
M14-2268	Wolf	351.0	355.6	277	4.0	5.90	5.90
M14-2287	Wolf	215.5	220.4	174	4.2	6.12	6.12
M14-2292	Wolf	278.6	298.3	229	16.6	6.99	6.52	***
including	Wolf	280.0	293.0	228	11.0	9.13	8.42	***
M14-2305	Pump	314.8	318.9	270	3.9	9.50	9.50

*  Capped at 30 g/t gold.

**  Capped at 40 g/t gold.

***  Capped at 50 g/t gold.

The permitting team has delivered the Final Environmental Impact Statement (FEIS), and the technical review is currently in progress. Work continues on the updated technical report, with completion of the study expected in late 2014 or early 2015.

Akasaba West - Could Provide Future Mill Feed to Agnico’s Abitibi Facilities

In January 2014, Agnico Eagle acquired the Akasaba West gold-copper deposit from Alexandria Minerals (AZX:TSXV) for C$5.0 million and a 2% NSR royalty on any gold production exceeding 210,000 ounces. Located less than 30 kilometres from Agnico Eagle’s Goldex mine in Val d’Or, Quebec, the Akasaba West deposit could potentially create flexibility and synergies for the Company’s operations in the Abitibi region by utilizing extra processing capacity at both the Goldex and LaRonde mines, while improving the cost profile.

In the first half of 2014, a resource conversion drill program of 28 holes totaling 5,327 m was completed. Some of the better results include hole 164-13-001 with 1.14 g/t gold and 0.56% copper over 91 metres at 98 metres depth, and hole 164-14-019 with 1.13 g/t gold and 0.66% copper over 78 metres at almost 200 metres depth (all grades are capped; widths are estimated true widths).  Additional information about these and other drill intersections is included in the table below, while the intercept pierce points are located on the Akasaba West project longitudinal section.  The drill collar coordinates table can be found in the Appendix section of this news release.

[Akasaba West Project - Composite Longitudinal Section]

These results will be incorporated into a technical study that is expected to be completed by year end 2014.

Results from Akasaba West project conversion drilling, January 1 to June 30, 2014

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) uncapped	Gold grade (g/t) capped*	Copper grade (%) uncapped	Copper grade (%) capped**
164-13-001	74	180	98	91	1.14	1.14	0.56	0.56
164-14-009	21	78.8	36	45	1.27	1.27	0.63	0.63
164-14-014	82	187	107	70	0.84	0.84	0.50	0.50
164-14-017	45	129	61	66	1.41	1.41	0.59	0.59
164-14-019	213	311.5	198	78	1.13	1.13	0.66	0.66
164-14-022	166	262	157	81	0.84	0.84	0.48	0.48

*  All Akasaba West gold grades are capped at 15 g/t gold.

**  All Akasaba West copper grades are capped at 10% copper.

Kittila — Drilling Extends Suuri Mineralized Trend at Depth

Mine-site exploration drilling at Agnico Eagle’s Kittila mine, located in Finland, in the first half of 2014 has totalled 3,000 metres of a total-year budget of 7,000 metres. The target is levels 1000 to 1500 where the Suuri Trend plunges northward beneath the Roura pit, below the current reserves.

During the second quarter, hole ROD14-002C (drilled from the exploration ramp) returned one of the deepest intersections to date, encountering 6.8 g/t gold (uncapped) over 6.4 metres (estimated true width) including 12.0 g/t gold over 2.2 metres at 1,340 metres depth. This intersection is approximately 250 metres below the bottom of the current reserves, demonstrating a continuation of the Suuri mineralization trend to depth.  Additional information about this drill intersection is included in the table below, while the intercept pierce point is located on the Kittila Mine longitudinal section.  The drill collar coordinates table can be found in the Appendix section of this news release.

[Kittila Mine - Composite Longitudinal Section]

The deep drilling program will be accelerated with the aim of completing several additional holes before the end of 2014. The objective is to increase the resource below the 1100m level.  The two other deposits (Roura and Rimpi) will be drilled from the ramp once access is available next year.  Roura and Rimpi are open at depth, and drilling from the ramp is expected to further extend these zones.

Recent result from Kittila project deep exploration drilling

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) uncapped*
ROU14-002C	684.6	697.5	1,343	6.4	6.81
including	684.6	689.0	1,340	2.2	12.01

*  All grades are uncapped at Kittila.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its nine mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212

Forward-Looking Statements

The information in this news release has been prepared as at July 30, 2014. Certain statements contained in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information under the provisions of Canadian provincial securities laws and are referred to herein as forward-looking statements. When used in this document, the words “anticipate”, “expect”, “estimate”, “forecast”, “will”, “planned”, and similar expressions are intended to identify forward-looking statements or information.

Such statements include without limitation: statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future reserves, resources, mineral production, optimization efforts and sales; estimates of reserves and resources, the estimated timing for the completion of technical studies and reports, statements regarding anticipated future exploration; and whether results thereof will expand gold reserves or resources, the anticipated timing of events with respect to the Company’s mine sites, development projects and exploration properties and the potential of the Akasaba West deposit to create flexibility and synergies at the Company’s operations. Such forward-looking statements reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward-looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. The material factors and assumptions used in the preparation of the forward-looking statements and information contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2013 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2013 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metals prices, exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see the Company’s AIF, MD&A and Form 40-F, as well as the Company’s other filings with the Canadian securities regulators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information. For a detailed breakdown of the Company’s reserve and resource position see the Company’s Annual Information Form or Form 40-F.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”. Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This news release also uses the term “inferred resources”. Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle Mines Limited reports mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves in accordance with the Canadian securities regulatory authorities’ (the “CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

In prior periods, reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines. These guidelines require the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices. Given the current lower commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages. The assumptions used for the mineral reserves estimates at all mines and advanced projects as of December 31, 2013 are $1,200 per ounce gold, $18.00 per ounce silver, $0.82 per pound zinc, $3.00 per pound copper,

$0.91 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.03, 1.32 and 12.75, respectively.

The mineral reserve figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the anticipated level of recovery will be realized. The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
Kittila, Finland	March 4, 2010
Meadowbank, Nunavut, Canada	February 15, 2012
Meliadine, Nunavut, Canada	March 8, 2011

The effective date for all of the Company’s mineral resource and reserve estimates in this news release is December 31, 2013. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s AIF and Form 40-F.

Guy Gosselin, Vice-President Exploration for Agnico Eagle Mines Limited, approved the scientific and technical information in this news release. Mr. Gosselin verified the data disclosed in this news release, including the sampling, analytical and testing data underlying the information. Verification included a review and validation of the applicable assay databases and reviews of assay certificates. Mr. Gosselin is a P.Eng. with the Ordre ingenieurs du Quebec, and is a qualified person as defined by NI 43-101.

Appendix: Selected drill collar coordinates

IVR Project exploration drill collar coordinates

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
IVR13-004	7255993	606653	160	315	-45	150
IVR13-008	7255950	606564	160	323	-45	180
IVR14-015	7255671	606976	160	323	-45	129
IVR14-017	7255408	606672	160	323	-45	159
IVR14-028	7256213	606857	160	323	-45	183
IVR14-031	7256243	606920	160	143	-47	147
IVR14-037	7256296	606972	160	323	-48	171
IVR14-039	7256344	606759	160	323	-47	128
IVR14-044	7256748	606909	160	323	-47	177

* Coordinate System UTM Nad 83 zone 14

Akasaba West Project exploration drill collar coordinates

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
164-13-001	5324221	307675	328	350	-51	201
164-14-009	5324295	307765	329	352	-50	126
164-14-014	5324222	307624	328	349	-55	249
164-14-017	5324268	307668	328	351	-47	166
164-14-019	5324129	307689	328	352	-54	360
164-14-022	5324161	307735	328	354	-51	318

* Coordinate System UTM Nad 83 zone 18

Kittila Mine deep exploration drill collar coordinates

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
ROU14-002C	7535059	432600	-485	90	-61	715

* Coordinate System Finnish KKJ Zone 2